UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

September 5, 2019

(Date of Report (Date of earliest event reported))

FUNDRISE INCOME EREIT II, LLC

(Exact name of registrant as specified in its charter)

Delaware	61-1775114
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Asset Acquisition

Acquisition of Controlled Subsidiary Investment – Evergreen Park Twenty LLC

On September 5, 2019, we directly acquired ownership of a “majority-owned subsidiary”, Evergreen Park Twenty LLC (the “Evergreen Park Controlled Subsidiary”), in which we have the right to receive a preferred economic return, for a purchase price of $7,000,000, which is the initial stated value of our equity interest in the Evergreen Park Controlled Subsidiary (the “Evergreen Park Controlled Subsidiary Investment”). The Evergreen Park Controlled Subsidiary plans to use the proceeds to develop a single mid-rise multifamily property totaling approximately 195 units located at 10227 20th St. SE, Lake Stevens, WA 98258 (the “Evergreen Park Apartments Property”). $100 of the $7,000,000 commitment was funded at closing and the remaining commitment is expected to be funded in draws as construction progresses.

The Evergreen Park Controlled Subsidiary is managed by Evergreen Housing Development Group (“Evergreen”). Evergreen was founded in 2005, with a current portfolio, pipeline, and track record of 3,200 units valued in excess of $585 million.  Evergreen seeks to combine thoughtful design, construction expertise and a comprehensive approach to the development process. The group concentrates on 3 and 4 story wood frame multi-family housing in land constrained and underserved suburban Pacific Northwest locations.

Pursuant to the agreements governing the Evergreen Park Controlled Subsidiary Investment (the “Evergreen Park Operative Agreements”), our consent is required for all major decisions regarding the Evergreen Park Property. In addition, we are entitled to receive a preferred economic return of 11.75% on our Evergreen Park Controlled Subsidiary Investment, all of which will accrue until redemption. In addition, an affiliate of our Manager earned an origination fee of approximately 1.5% of the Evergreen Park Controlled Subsidiary Investment.

The Evergreen Park Controlled Subsidiary is expected to redeem our Evergreen Park Controlled Subsidiary Investment by September 1, 2029 (the “Evergreen Park Redemption Date”). In the event that the Evergreen Park Controlled Subsidiary Investment is not redeemed by the Evergreen Park Redemption Date, pursuant to the Evergreen Park Operative Agreements, we have the right, in our discretion, to force the sale of the Evergreen Park Property outright. The Evergreen Park Controlled Subsidiary may redeem our Evergreen Park Controlled Subsidiary Investment in whole or in part without penalty during the term of the Evergreen Park Controlled Subsidiary Investment.

Simultaneous with the closing of the Evergreen Park Controlled Subsidiary Investment, senior financing was provided through a $26,175,000 secured loan from Washington Federal Bank (the “Evergreen Park Senior Loan”). The Evergreen Park Senior Loan features a 10-year term, with 2-years interest-only and an interest rate of LIBOR plus 2.50%, declining to LIBOR plus 2.25% once the Evergreen Park Apartments Property has achieved a debt service coverage ratio of 1.15x. Aggregate with the Evergreen Park Senior Loan, the Evergreen Park Controlled Subsidiary Investments features an LTC of approximately 79.7% based on the construction budget. LTC, or loan-to-cost ratio, is the amount of the Evergreen Park Senior Loan plus the amount of the Evergreen Park Controlled Subsidiary Investment, divided by the total anticipated cost to construct the Evergreen Park Apartments. We typically use LTC to define leverage for properties that are under development.

The Evergreen Park Apartments Property, once completed, is expected to feature 6 three-story buildings, consisting of one, two, and three bedroom residential units. It is also expected to feature amenities such as a state of the art workout facility, barbeque area, patio, and pool. Interiors are expected to feature best-in-market finishes and include 9’ ceilings, designer laminate countertops, vinyl hardwood plank flooring, a full complement of white kitchen appliances, which is consistent with the market, electric vehicle charging stations, and indoor/outdoor bicycle storage.

The Evergreen Park Apartments Property is located within the City of Lake Stevens’s annexation of the 20th Street Subarea, which is an 850 acre plot of prime located, under-developed, Snohomish County Land. The 2011 annexation created 40 acres of multifamily land with mixed-use zoning and one of the first opportunities at dense multifamily development in Lake Stevens. The Evergreen Park Apartments Property is located 18 minutes away from Boeing, 14 minutes from Providence Regional Medical Center, and approximately 12 minutes from The Everett Clinic. There is a planned Costco within the 20th Street SE Subarea development, as well as several big box commercial retail pads and commercial corridors, which is expected to raise the Evergreen Park Apartments Property’s desirability for tenants.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated May 30, 2019, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE INCOME EREIT II, LLC

	By:	Fundrise Advisors, LLC
	Its:	Manager

	By:	/s/ Bjorn J. Hall
	Name:	Bjorn J. Hall
	Title:	General Counsel

Date: September 11, 2019